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                                                                   EXHIBIT 6.6


                          NORTHEASTERN PLASTICS, INC.
                              420 Carroll Street
                              Brooklyn, NY 11215



                                              September 22, 1994



Mr. Marc H. Fields
6754 Leafwood Drive
Anaheim Hills, CA 92807

Dear Marc:

Fred and I very much enjoyed our meeting with you, and I've enjoyed our continuing discussions on the phone.

The purpose of this letter is to review some of the things that we discussed concerning the opportunity at Northeastern Plastics, Inc. ("NPI"). I apologize in advance for the dry, dense and somewhat legal tone of this letter, but this is my way of trying to achieve some clarity. I hope that I have succeeded. This letter briefly addresses the following issues:

1.  Job title and position.
2.  Base pay.
3.  Annual incentive bonus and dates of payment.
4. Stock (equity) purchase option if NPI accomplishes an initial public offering of stock.
5.  Possible additional stock options that may be granted by a publicly owned
    NPI.
6.  Benefits.
7.  Your move to the Brooklyn, NY, area and related expenses.
8.  Confidentiality, trade secrets, ETC., issues.
9.  Miscellaneous items.

If you and NPI decide that we have both reached a firm understanding, you would be employed as President and Chief Operating Officer of NPI. You would receive base compensation from NPI at the annual rate of $110,000. This would be paid in the customary way (weekly or bi-weekly, I believe) that NPI pays its executive employees. Your duties as President and Chief Operating Officer of NPI would encompass all of those normally performed by someone with such titles and in such positions and, additionally, would include the duties and responsibilities that you discussed with Fred and me as well as others (E.G., responsibility for implementation of the NPI strategic plan) that may be assigned to you by me as Chairman of the Board of Directors of NPI.

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Mr. Marc H. Fields                                                       Page 2
September 22, 1994


In addition to the base compensation mentioned above, you would be entitled to receive a bonus as President and Chief Operating Officer after the end of each fiscal year based on the financial performance of NPI for each fiscal year that you are employed. As you know, at the end of each fiscal year, NPI has audited financial statements prepared by its independent auditors. After the aforesaid annual audited financial statements are completed, you would be entitled to receive a cash bonus based on what is currently described in NPI's June 30, 1993 audited financial statements as (a) "Income Before Parent And Affiliated Companies' Charges" (which is an amount that is also before any provision (or benefit) for federal income tax allocated from parent)
(herein referred to as "Operating Income"), but less (b) the deduction for "Rent" ("Rent") which is carried under what is currently described in such financial statements as "Parent And Affiliated Companies' Charges," and less
(c) any deduction for "Interest" ("Interest") which may be carried under what is currently described in such financial statements as "Parent And Affiliated Companies' Charges" (or a caption of similar import), all on a consistent basis taken from NPI's annual fiscal year end audited financial statements.
(As an example, the amount of NPI's Operating Income as stated in NPI's audited financial statements for fiscal 1993 was $292,054, and for fiscal
1992 was $493,190; Rent for fiscal 1993 was $30,000, and for fiscal 1992 was $30,000; and Interest for fiscal 1993 and fiscal 1992 was not charged.) (As I mentioned to you, the amount of intercompany Rent will increase beginning in fiscal 1995 and thereafter to reflect the fact that the leasehold improvements as stated on NPI's historical financial statements have been transferred out of NPI (offset by a commensurate reduction in the liability account "Due to Parent and Affiliated Companies") and that the Rent account will now include appropriate amounts of carrying charges, depreciation, ETC., which were previously included in other expense accounts of NPI (which other expense accounts, of course, will be reduced commensurately)). This calculation may be adjusted further to reflect adjustments that the Board of Directors of NPI may make in its discretion to reflect fairly the financial impact on NPI of any acquisitions, divestitures, restructurings, initial public offering of equity securities, or other actions, if any, taken by NPI, and non-recurring events, or unusual factors, if any, including, without limitation, any situation in which there are any ambiguities or changes in the format of the annual financial statements, or to settle any other issues in connection with this annual determination which may impact NPI's annual financial statements.
Let's refer to this final calculation as the "Bonus Compensation Formula
Amount" or "BCFA." You would be entitled to receive an annual bonus equal to ten (10%) percent of the amount by which the BCFA exceeds $500,000 per year.
The bonus amount determined by the Board of Directors would be paid to you during the second quarter of the fiscal year following the fiscal year with respect to which it is earned. For purposes of our understanding, the first year's bonus would be related to NPI's fiscal year ending June 30, 1995. We have already discussed with you NPI's results of operations for July and August 1994.

If an initial public offering (the "offering") of equity securities of NPI is consummated while you are employed by NPI as President and Chief Operating Officer, you would be entitled to a non-qualified option (which I have not discussed with NPI's attorneys or accountants) to purchase shares of common stock of NPI equal to five (5%) percent of the equity of NPI directly from NPI (or, perhaps, from its parent), which option would be exercisable immediately prior to such

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Mr. Marc H. Fields                                                      Page 3
September 22, 1994


offering (the "option"). The exercise price (the "exercise price") of such option, I.E., the purchase price of your investment, would be equal in amount to five (5%) percent of the total shareholder's equity of NPI, described, for example, in NPI's audited financial statements for the fiscal year ended June 30, 1993 as "Total shareholder's equity," immediately prior to such offering, adjusted to include certain other items, such as, without limitation, net income (losses) and changes in capital and retained earnings accounts, additional contributions to such Total shareholder's equity by the parent or other affiliates of NPI, ETC., subsequent to the fiscal year end audited financial statements to the time of the exercise of the option. (As an example, the amount of NPI's Total shareholder's equity as stated in NPI's audited financial statements for the fiscal year ended June 30, 1993 was $2,225,310. If such offering had been consummated at June 30, 1993, and you were employed by NPI as President and Chief Operating Officer, you would have been entitled to buy shares of common stock representing five (5%) percent of the equity of NPI for the amount of $111,265.) The exercise price for the purchase of such shares would be payable in cash when you exercised the option. This option would be exercisable in whole only, I.E., all at one time, and only if there is an initial public offering of shares of NPI. This option would not be assignable.

The Board of Directors of NPI may in its discretion make adjustments to the Total shareholder's equity (the "Adjusted Equity") (and therefore the exercise price of the option) to reflect fairly, without limitation, the impact of financial or other transactions or actions or events that may be required, beneficial, or desirable in connection with an offering, to take account of the effects of taxes of any kind, to accommodate the requirements of any underwriter or state in which an offering is to be made, to reflect the impact of any restructuring, refinancing, or unusual or non-recurring events or, without limitation, to accommodate any demand or event required to be accommodated to facilitate an offering of the equity of NPI. Of course, there is no assurance, nor can there be any, that any offering of NPI will occur in the future. The option discussed herein, its terms and the exercise of it, and the purchase of any equity in NPI are all subject to all securities laws and rules of all relevant jurisdictions, including, without limitation, federal and New York State, and to all tax and other laws, rules and requirements affecting or relating to a non-qualified option as described so briefly herein. Counsel for NPI as well as the Board of Directors of NPI would determine the exact form and terms of the written option document.
You, of course, would agree to adhere to all relevant rules and laws relating to the purchase of unregistered securities and the exercise of the option.

In addition to the non-qualified option discussed above, at the time of any offering or thereafter, the Board of Directors of NPI would be free to make available to you additional, qualified stock options which might be made available to employees of NPI at exercise prices determined at the time of any offering and on terms that would be determined at that time. Of course, there can be no assurance that any offering of common shares of NPI will occur or that any such qualified stock options would ever be created or granted.

NPI would make available to you employee benefits that it makes available generally to other executives and management personnel of NPI. Specifically, you would be provided with a company paid medical plan, company paid life insurance (providing a death benefit of

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Mr. Marc H. Fields                                                       Page 4
September 22, 1994


approximately two and one-half to three times your base compensation), and a disability plan which I believe meets the parameters that you mentioned to me of providing benefits of approximately sixty percent of base compensation.
As we discussed on the telephone, you would provide your own automobile, but NPI will pay to you a $500 per month automobile allowance. Regarding a dental plan, no employee of TDA or its subsidiaries has a dental plan, and CIGNA will not write one for only one person in our group plan. Accordingly, we will have to discuss this particular item with you.

You would move your residence to within a reasonable commuting distance of the Brooklyn, NY, facility of NPI by no later than December 31, 1994 and continue to reside in such area (assuming NPI continues to maintain its principal office in the Brooklyn area) as long as you are employed by NPI. Prior to that, upon your commencement of employment at NPI, you would work full time at NPI and live within a reasonable commuting distance of the Brooklyn facility. NPI and you will arrive at an understanding as to a maximum amount to be paid to you which you would use to defray your expenses of transportation to and from Brooklyn, your living expenses in the Brooklyn area prior to your permanent move to the Brooklyn area, and all of your moving and related expenses in connection with your move to the Brooklyn area. (We will discuss with you the situation including your current home in California after your meeting with General Cable Corporation.)

We would ask that you complete all of NPI's normal hiring forms and procedures. You would receive an employee manual of NPI (if available), and we would ask that you acknowledge the fact that you received this, read it and understand it. NPI may ask that you take a medical examination and would review your recent medical reports and may ask you to take additional medical examinations from time to time for life insurance which NPI may purchase on your life for NPI's benefit.

If you become an employee of NPI, you would have the right at your discretion to quit or retire at any time. Likewise, NPI would have the right to terminate your employment at any time. In addition, except as expressly described above, NPI would have the right to change or eliminate any employee benefits that you receive at any time consistent with such changes affecting benefits with regard to all other full-time management personnel of NPI.

As you know, NPI is currently checking the references that you provided to Bob Cox of A. T. Kearney, Inc. When this is completed, which should be within days, we can proceed to finalize the understanding between you and NPI.

No representations are made to you, and none should be relied upon, unless expressly set forth in this letter.

NPI would also ask that you sign a trade secret and confidentiality agreement and that you sign a separate agreement not to compete. The trade secret and confidentiality agreement would be written in a manner mutually agreeable to you and NPI, but would, among other matters, particularly address and seek to protect NPI's sources of product in Asia, NPI's customers, NPI's

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Mr. Marc H. Fields                                                       Page 5
September 22, 1994


organization of representatives and agents, NPI's terms of sale and arrangements with customers, and NPI's future plans and strategies, ETC. You told me that you have no objection to signing such an agreement. In addition, you stated that you would be willing to sign a non-competition agreement if you were paid during the non-competition period. Accordingly, NPI would prepare such an agreement providing, at NPI's option at the time of termination, for a very broad one-year non-competition agreement in exchange for the payment of one year's base pay ($110,000) during such year to become effective upon the termination of your employment by NPI.

Although a letter such as this is unavoidably legalistic in tone (at least the way that I write it), the contents of which are obviously quite serious, I want you to know that Fred and I are very much looking forward to your joining NPI and wish you great success in this endeavor. Please call Fred or me to discuss any issues discussed above or any questions that you may have.


                                       Very truly yours,

                                       NORTHEASTERN PLASTICS, INC.




                                       Douglas P. Fields
                                       Chairman of the Board


DPF:lm
cc: Frederick M. Friedman